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                                                                     EXHIBIT 28



Lincoln National Bank Building
3959 N. Lincoln Ave.
Chicago, IL  60613  (312) 549-7100


July 21, 1995


Dear Shareholders:

It is our pleasant duty to report that earnings for the second quarter of 1995 were the highest of any quarter in Bancorp's history. Net income for the quarter ended June 30, 1995 was $8.6 million or $1.12 per share. This is a 41% increase over 1994's second quarter earnings of $6.1 million or $0.80 per share. For the first half of 1995 net income reached $16.2 million or $2.11 per share, a 42% increase over 1994's first half earnings of $11.4 million or $1.49 per share.

Common shareholders' equity grew 18% to $180 million at June 30, 1995, from $153 million one year ago. Common shareholder's equity per share also grew 18%, from $19.96 per share to $23.51 per share at June 30, 1995.

We experienced healthy growth in both deposits and loans. Total deposits rose 23% to $1.7 billion compared to $1.4 billion at June 30, 1994. Total loans increased 31% to $1.3 billion at June 30, 1995 from $1.0 billion a year ago. The employment of our increased deposits into loans rather than temporarily invested in securities results in much improved yields and contributes to improved earnings.

Another major factor in any business earnings result is expense control. Our company has consistently achieved an outstanding efficiency ratio, and for the six months ended June 30, 1995, it was 45.2%. By way of comparison, as of March 31, 1995 (the latest available information) our Midwest-based peer group efficiency ratio was 63.2%. In that March 31, 1995 study, our company not only garnered the #1 ranking in this regard, but did so with more than a 5% margin over the next closest peer. This difference underscores our knowing when to minimize costs and when to spend money.


As we have for the past two years, we attach detailed reports we furnish to securities and financial analysts to keep you fully informed.




Joseph C. Glickman                                  Robert J. Glickman
Joseph C. Glickman                                  Robert J. Glickman
Chairman of the Board                               President and Chief
                                                    Executive Officer
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Summary Financial Data (Unaudited)
(in thousands except per share data)

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
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                                                                 1995            1994                 1993
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
FOR THE SIX MONTHS ENDED JUNE 30:
  Cash dividends declared per common share                   $    0.325      $    0.290           $    0.265
  Net interest income (fully tax equivalent)                     44,171          34,016               33,999
  Average earning assets                                      1,788,689       1,374,653            1,233,929

  Net interest margin (fully tax equivalent)                       4.94%           4.95%                5.51%
  Annualized net income / average common equity (ROE)             19.17%          15.40%               19.69%
  Annualized net income / average assets (ROA)                     1.70%           1.54%                1.88%
  Efficiency Ratio                                                45.20%          52.30%               44.30%

FOR THE THREE MONTHS ENDED JUNE 30:
  Cash dividends declared per common share                   $    0.175      $    0.150           $    0.140
  Net interest income (fully tax equivalent)                     23,013          17,023               16,950
  Average earning assets                                      1,808,419       1,418,134            1,245,905

  Net interest margin (fully tax equivalent)                       5.09%           4.80%                5.44%
  Annualized net income / average common equity (ROE)             19.70%          16.34%               19.71%
  Annualized net income / average assets (ROA)                     1.79%           1.61%                1.91%
  Efficiency Ratio                                                45.40%          48.50%               43.40%

ASSET QUALITY AT JUNE 30:
  Non-performing loans (NPLs)                                $   15,749      $   11,269           $    6,771
  Other real estate owned                                         1,021           1,782                4,977
  Total non-performing assets                                    16,770          13,051               11,748

  NPLs / Total loans                                               1.18%           1.11%                0.74%
  Allowance for possible loan losses / NPLs                      136.60%         176.10%              269.41%
  Allowance for possible loan losses / Total loans                 1.62%           1.96%                1.99%

CAPITAL RATIOS AT JUNE 30:
  Leverage                                                         8.81%           9.43%                9.10%
  Tier 1 capital                                                  11.29%          14.28%               14.93%
  Total risk-based capital                                        12.54%          15.53%               16.18%
  Common equity                                                    9.09%           9.57%                9.87%

COMMON STOCK DATA AT JUNE 30:
  Market price per common share                              $    40.50      $    35.06           $    37.25
  Common shareholder's equity per share                           23.51           19.96                17.23
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